SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Sessa Capital GP, LLC

888 Seventh Avenue, 30th Floor

New York, New York 10019

Attention: Jae Hong

1-212-257-4410

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

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1.	NAMES OF REPORTING PERSONS Sessa Capital (Master), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,912,204
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 6,912,204
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,204
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 366505105

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1.	NAMES OF REPORTING PERSONS Sessa Capital GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,912,204
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 6,912,204
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,204
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.	TYPE OF REPORTING PERSON OO

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1.	NAMES OF REPORTING PERSONS Sessa Capital IM, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,912,204
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 6,912,204
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,204
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.	TYPE OF REPORTING PERSON PN

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1.	NAMES OF REPORTING PERSONS Sessa Capital IM GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,912,204
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 6,912,204
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,204
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.	TYPE OF REPORTING PERSON OO

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1.	NAMES OF REPORTING PERSONS John Petry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,912,204
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 6,912,204
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,204
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Shares”), of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Item 2.	Identity and Background

(a)

This statement is filed by (i) Sessa Capital (Master), L.P., a Cayman Islands exempted limited partnership (“Sessa Capital”), as a result of its direct ownership of Shares, (ii) Sessa Capital GP, LLC, a Delaware limited liability company (“Sessa Capital GP”), as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P., a Delaware limited partnership (“Sessa IM”), as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, a Delaware limited liability company (“Sessa IM GP”), as a result of being the sole general partner of Sessa IM, and (v) John Petry, as a result of being the manager of Sessa Capital GP and Sessa IM GP. Sessa Capital, Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry are collectively referred to as the “Reporting Persons.”

(b)	The address of each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York, 10019.

(c)

Sessa Capital is an investment partnership. Sessa Capital GP is primarily engaged in management of Sessa Capital. Sessa IM is a registered investment adviser and Sessa Capital’s investment adviser. Sessa IM GP is primarily engaged in the management of Sessa IM. Mr. Petry’s principal occupation is serving as the manager of Sessa Capital GP and Sessa IM GP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Petry is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Sessa Capital invested $104.4 million to purchase 6,912,204 Shares. The source of funds was Sessa Capital’s capital available for investment. Sessa Capital may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4.	Purpose of Transaction

In 2018, the Company was spun off from Honeywell International Inc. (“Honeywell”) and became an independent company (the “Spin-off”), the Shares of which are traded on the New York Stock Exchange. Based on, among other things, SEC filings and presentation materials prepared by the Company in connection with the Spin-off, as well as discussions with Company management, Sessa Capital purchased the Shares it holds in open-market transactions after the Spin-Off as a long-term investment. Sessa Capital believed then, and continues to believe now, that the Company had excellent prospects due to its technological and engineering capacity, manufacturing footprint and market position.

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Like virtually all automotive component manufacturers, the Company was adversely affected by COVID-19 and, like many companies in many businesses, needed covenant relief under its bank credit facilities due to the impact of COVID-19 on its business. In June 2020, the Company announced that it had obtained covenant relief from its lenders for a two-year period through June 30, 2022, which dovetailed with the deferral period under the Company’s asbestos liability indemnity agreement with Honeywell, which had been put in place prior to the Spin-off. However, unlike other automotive component manufacturers, on August 26, 2020, the Company announced that it was evaluating a balance sheet restructuring, citing a number of non-shareholder interests, and on September 20, 2020, the Company announced that it had commenced reorganization proceedings under Chapter 11 of the United States Bankruptcy Code. Based on filings made by the Company with the SEC, the Company also entered into a restructuring support agreement with certain of the Company’s lenders and a stalking horse purchase agreement with a private equity firm in connection with its Chapter 11 filing.

Sessa Capital has not determined at this time what actions, if any, it will take in connection with these circumstances, but currently expects among other things to explore alternatives to the stalking horse purchase agreement, the Company’s proposed debtor-in-possession financing and, ultimately, plan of reorganization. In connection therewith, Sessa Capital may engage in discussions with the Company and/or determine to agree to work in concert with other parties, including other shareholders. There can be no guarantee that any such transaction will materialize.

Sessa Capital intends to review its investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Shares, developments affecting the Company and the Chapter 11 case and other factors deemed relevant, may increase or decrease the size of its investment in the Company or pursue changes in the composition of the Company’s Board of Directors. In addition, Sessa Capital may take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. Sessa Capital reserves the right to take such actions as it deems appropriate, in its discretion.

The foregoing is subject to change at any time, without notice, and there can be no assurance that Sessa Capital will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date of this statement, Sessa Capital directly owns 6,912,204 Shares, representing 9.1% of the 75,635,938 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020. Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the Shares directly owned by Sessa Capital.

(b)	The Reporting Persons have sole voting power and sole investment power with respect to the Shares owned by Sessa Capital.

(c)

During the past 60 days, none of the Reporting Persons has effected any transactions in the Shares, except that on August 27, 2020 Sessa Capital sold 170,774 Shares for tax planning purposes at prices ranging from $3.28 to $3.7975 per share.

(d)	No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by Sessa Capital.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2020

By:	/s/ John Petry
Name:	John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P